Division of Corporation Finance

Office of Trade and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Blaise Rhodes and/or Rufus Decker

Re: Educational Development Corporation

Form 10-K for Fiscal Year Ended February 29, 2024

Response dated September 18, 2024

File No. 000-04957

To the addressees set forth above:

This letter is in response to the comment letters dated August 22, 2024 and September 18, 2024 (the “Comment Letter”), from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the above-referenced Form 10-K (the “Form 10-K”) for the year ended February 29, 2024, filed on May 21, 2024. For your convenience, we have set forth each comment of the Staff from the Comment Letter in italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 10-K.

Form 10-K for Fiscal Year Ended February 29, 2024

Financial Statements

Statements of Operations, page 29

1.         We read your response to prior comment 2. Please remove your presentations of gross sales here and elsewhere throughout your filings and tell us what the revised net line item will be titled. In doing so, please use a more descriptive title than net sales, because you already have a net revenues line item that would be confusingly similar.

Response:

The Company respectfully acknowledges the Staff’s comment and has reviewed Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. The Company originally presented this information for the purpose of increasing transparency with investors and for comparability between fiscal periods due to the Company’s historical financial presentations. In order to comply with ASC 606 on a go forward basis, the Company will remove our presentation of gross sales here and elsewhere throughout future periodic filings and will name the revised line items “Revenues-Net of discounts and allowances.” This will be a more descriptive title than net sales and will be less confusing since the Company already uses net revenues throughout its periodic filings. Below is an example of how the Company will present the revised line item in future filings, starting with the Company’s 10-Q to be filed in October for the period ending August 31, 2024.

	Three Months Ended August 31,		Six Months Ended August 31,
	2024	2023	2024	2023
REVENUES Net of discounts and allowances	$	$	$	$
Transportation revenue
NET REVENUES

Report of Independent Registered Public Accounting Firm, page 26

2.         Please make arrangements for your auditors to revise their audit report to reference the standards of the Public Company Accounting Oversight Board (United States), rather than just their auditing standards. Refer to PCAOB Auditing Standard 3101 and Rule 1-02(d) of Regulation S-X.

Response:

The Company acknowledges the Staff’s comment and respectfully responds to the Staff that the Company’s independent auditors, HoganTaylor LLP, has confirmed that the Company’s referenced Form 10-K for the year ended February 29, 2024, filed on May 21, 2024, was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and mistakenly referred to just the auditing standards in their audit opinion. The Company has made arrangements with our auditors to reference the standards of the Public Company Accounting Oversight Board (United States) in their audit opinion for the upcoming year ending February 28, 2025, as required. The Company and our auditors will ensure that the opinion complies with PCAOB Auditing Standard 3101 and Rule 1-02(d) of Regulation S-X going forward.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at dan.okeefe@edcpub.com with any questions or further comments you have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Dan E. O’Keefe

Chief Financial Officer and Corporate Secretary

(Principal Financial and Accounting Officer)